UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The AES Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00130H-10-5

(CUSIP Number)

Wang Yan

Terrific Investment Corporation

New Poly Plaza

25th floor

No.1 North Chaoyangmen Street

Dongcheng District, Beijing 100010, China

Facsimile: +86 (10) 64086710

With a copy to

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 00130H-10-5	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

China Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	420,830 (see Item 5)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	420,830 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
420,830 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
0.06% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* This calculation assumes that there are 682,441,162 shares of Common Stock outstanding as of May 18, 2015 (based on 702,441,162 shares of Common Stock outstanding as of May 11, 2015, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 14, 2015, after giving effect to the Repurchase (as defined herein) and assuming there are no other changes to the number of outstanding shares between May 11, 2015 and May 18, 2015).

Schedule 13D CUSIP No. 00130H-10-5	Page 3 of 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Terrific Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	0 (see Item 5)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
0% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* This calculation assumes that there are 682,441,162 shares of Common Stock outstanding as of May 18, 2015 (based on 702,441,162 shares of Common Stock outstanding as of May 11, 2015, as reported in the prospectus supplement filed by the Issuer with the SEC on May 14, 2015, after giving effect to the Repurchase (as defined herein) and assuming there are no other changes to the number of outstanding shares between May 11, 2015 and May 18, 2015).

Schedule 13D CUSIP No. 00130H-10-5	Page 4 of 10

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Schedule 13D filed on March 19, 2010, as previously amended and supplemented by Amendment No. 1 filed on December 18, 2013 (as so amended and supplemented, the “Original Schedule 13D” and, as further amended and supplemented by the Amendment No. 2, the “Schedule 13D”). The Amendment No. 2 relates to the common stock, par value $0.01 per shares (the “Common Stock”), of The AES Corporation, a Delaware corporation (the “Issuer”). Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

The Amendment No. 2 amends Item 4 of the Original Schedule 13D by inserting the following before the last paragraph of Item 4.

“On May 12, 2015, the Issuer and Terrific entered into an underwriting agreement (the “Block Trade Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Block Trade Underwriter”), pursuant to which, among other things, Terrific agreed to sell, and the Block Trade Underwriter agreed to purchase, 59,468,788 shares of Common Stock at a price of $13.07 per share of Common Stock (the “Block Trade”). As part of the Block Trade, Terrific instructed the Block Trade Underwriter to reserve 20,000,000 shares to be sold to the Issuer at a price per share equal to the price paid by the Block Trade Underwriter to Terrific in the Block Trade (the “Repurchase”). The Block Trade was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-186888). The Block Trade closed on May 18, 2015.

Upon the closing of the Block Trade, the Stockholder Agreement was terminated (except for the indemnification provisions related to the Block Trade).

Reference to and description of the Block Trade Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Block Trade Underwriting Agreement, which has been filed as Exhibit 6 and is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

The Amendment No. 2 amends and restates Items 5(a), 5(b) and 5(c) of the Original Schedule 13D in their entirety as follows:

“The following disclosure assumes that there are 682,441,162 shares of Common Stock outstanding as of May 18, 2015 (based on 702,441,162 shares of Common Stock outstanding as of May 11, 2015, as reported in the prospectus supplement filed by the Issuer with the SEC on May 14, 2015, after giving effect to the Repurchase and assuming there are no other changes to the number of outstanding shares between May 11, 2015 and May 18, 2015).

(a) As of the date hereof, following the completion of the transactions described in the Amendment No. 2, Terrific will cease to be the beneficial owner of Common Stock. CIC, by virtue of being the parent of CIC International, may be deemed to share beneficial ownership of 420,830 shares of Common Stock held by another wholly-owned subsidiary of CIC International as part of a securities investment portfolio, resulting in a total shared beneficial ownership of 420,830 shares of Common Stock, constituting approximately 0.06% of the total issued and outstanding shares of Common Stock of the Issuer as of May 18, 2015.

Schedule 13D CUSIP No. 00130H-10-5	Page 5 of 10

(b) As of the date hereof, following the completion of the transactions described in the Amendment No. 2, CIC, by virtue of being the parent of CIC International, may be deemed to share the power to direct and dispose, or direct the voting and disposition of, 420,830 shares of Common Stock held by another wholly-owned subsidiary of CIC International as part of a securities investment portfolio, resulting in a total shared power to vote and dispose, or direct the vote or the disposition of, 420,830 shares of Common Stock, constituting approximately 0.06% of the total issued and outstanding shares of Common Stock of the Issuer as of May 18, 2015.

(c) Except as otherwise described in this Amendment No. 2, none of the Reporting Persons has effected any transaction in the AES Common Stock during the past sixty days.”

The Amendment No. 2 amends and restates Item 5(e) of the Original Schedule 13D in its entirety as follows:

“(e) On May 18, 2015, as a result of the Block Trade, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding AES Common Stock.”

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Amendment No. 2 amends Item 6 of the Original Schedule 13D by replacing the last paragraph of Item 6 with the following:

“Upon the closing of the Block Trade, the Stockholder Agreement was terminated (except for the indemnification provisions related to the Block Trade). See the description set forth in Item 4 of this statement, which is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Schedule 13D CUSIP No. 00130H-10-5	Page 6 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2015

CHINA INVESTMENT CORPORATION By: /s/ Ding Xuedong Name: Ding Xuedong Title: Chairman and Chief Executive Officer
TERRIFIC INVESTMENT CORPORATION By: /s/ Li Keping Name: Li Keping Title: Executive Director and President

Schedule 13D CUSIP No. 00130H-10-5	Page 7 of 10

Schedule A

Officers and Directors of Terrific Investment Corporation

The following table sets forth the name, position with Terrific Investment Corporation and present principal occupation of each director and executive officer of Terrific Investment Corporation. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with Terrific Investment Corporation	Present Principal Occupation or Employment
Li Keping Executive Director and President	Vice Chairman, President and Chief Investment Officer of China Investment Corporation

Schedule 13D CUSIP No. 00130H-10-5	Page 8 of 10

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Ding Xuedong Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC
Li Keping Vice Chairman, President and Chief Investment Officer	Vice Chairman, President and Chief Investment Officer of CIC
Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Independent Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Hu Zucai 38 South Yuetan Street, Xicheng District, Beijing, China Non-Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Wang Baoan 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non-Executive Director	Vice Minister of Finance
Zhang Xiangchen No.2 Dong Chang'an Avenue, Dongcheng District, Beijing, China Non-Executive Director	Assistant Minister of the Ministry of Commerce of the People’s Republic of China
Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director	Non-Executive Director of CIC
Fang Shangpu Huarong Plaza, No. 18 Fucheng Road, Haidian District, Beijing, China Non-Executive Director	Deputy Administrator of the State Administration of Foreign Exchange (SAFE)

Schedule 13D CUSIP No. 00130H-10-5	Page 9 of 10

Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC
Guo Haoda Chairman of the Board of Supervisors	Chairman of the Board of Supervisors of CIC
Xie Ping Executive Vice President	Executive Vice President of CIC
Liang Xiang Executive Vice President and Secretary of Discipline Inspecting Commission	Executive Vice President and Secretary of Discipline Inspecting Commission of CIC
Xie Zhichun Executive Vice President	Executive Vice President of CIC
Ju Weimin Executive Vice President	Executive Vice President of CIC
Liu Guiping Executive Vice President	Executive Vice President of CIC

Schedule 13D CUSIP No. 00130H-10-5	Page 10 of 10

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement, dated November 6, 2009, by and between Terrific Investment Corporation and The AES Corporation.
Exhibit 2	Stockholder Agreement, dated March 12, 2010, by and between The AES Corporation and Terrific Investment Corporation.
Exhibit 3	Agreement of Joint Filing, dated March 19, 2010, by and between China Investment Corporation and Terrific Investment Corporation.
Exhibit 4	Common Stock Repurchase Agreement, dated December 11, 2013, by and between The AES Corporation and Terrific Investment Corporation (incorporated by reference to Exhibit 10.1 to Form 8-K of The AES Corporation filed with the Securities and Exchange Commission on December 13, 2013).
Exhibit 5	Underwriting Agreement, dated December 12, 2013, by and among The AES Corporation, Terrific Investment Corporation and Barclays Capital Inc. and J.P. Morgan Securities LLC, as Representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Form 8-K of The AES Corporation filed with the Securities and Exchange Commission on December 18, 2013).
Exhibit 6	Underwriting Agreement, dated May 12, 2015, by and among The AES Corporation, Terrific Investment Corporation and Morgan Stanley & Co. LLC. (incorporated by reference to Exhibit 1.1 to Form 8-K of The AES Corporation filed with the Securities and Exchange Commission on May 18, 2015).